UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1342645

As at September 3, 2008

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Dick Whittington
President and CEO

Date: September 8, 2008

Print the name and title of the signing officer under his signature.

    800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
www.farallonresources.com

FARALLON TO RAISE $25 MILLION THROUGH NOTE OFFERING

 September 3, 2008 Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. ("Farallon" or the "Company") (TSX: FAN; OTCBB: FRLLF) announces that the Company is raising $25 million through a private placement of Units arranged by a Canadian securities dealer [1]. The proceeds are for working capital.

Each Unit consists of a $100,000 promissory note ("Note") plus 8,000 Farallon common shares (aggregate 2,000,000 shares). The Notes are six-month promissory notes bearing interest at 15% pa and secured by mining equipment. The maturity date can be extended for a further six months through an issuance of another tranche of shares having the same aggregate value as the initial tranche of shares but with reference to the prevailing market price of the shares at the time of the extension. The Notes contain customary debt covenants as well as early maturity requirements in the event of a change of control of Farallon or a material asset disposal. The offering is subject to acceptance of the TSX and is targeted to close on September 9, 2008.

The Notes and shares included in the Units will be restricted from trading in Canada for four months from completion of the offering and these securities will not be registered under the United States Securities Act of 1933 and may not be offered or resold in the United States absent an exemption from registration under that Act.

As announced in an August 21, 2008 news release, the Company has been working on short term working capital facilities to supplement our current and anticipated cash flow requirements. Apart from the Notes associated with this financing and a $3.8 million loan secured in May, the Company is debt free and is projected to be fully funded through to production. The G-9 project is well advanced and the Company is on track to meet its goal of mining 700,000 tonnes of 13% zinc, 1.5% copper, 1.2% lead, 150 grams per tonne of silver and 2.2 grams per tonne of gold through to December 2009.

Farallon has advanced the G-9 polymetallic (zinc, copper, silver, gold, lead) project at its Campo Morado Property in Mexico through a ‘Parallel Track’ program. Drilling has expanded and confirmed the high-grade mineralization within the G-9 deposit in parallel with project development activities. Underground decline access reached the North and West Extension zones of the G-9 deposit by mid August and underground drilling, and stope access and development is underway. Mill commissioning is well underway and concentrate is being produced. Management anticipates commencing haulage and sale of concentrates to begin in October. Access for stope development in the high-grade Southeast zone is expected in December, and full production at 1,500 tonnes per day is being targeted for January 2009.

For further details on Farallon Resources Ltd., please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS
J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of zinc, gold, silver, copper, lead and other commodities, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.

[1] Redacted pursuant to Rule 135c under the Securities Act of 1933, as amended.